

July 28, 2021

Edward J. Wegel
Chairman and Chief Executive Officer
Global Crossing Airlines Group Inc.
4200 NW 36th Street
Building 5A
Miami International Airport
Miami, FL 33166

> **Re: Global Crossing Airlines Group Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted July 15, 2021**
> **CIK No. 0001846084**

Dear Mr. Wegel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed on July 15, 2021

Summary of the Prospectus
Launch cargo charter flights with A321P2F (Passenger to Freighter), page 4

1.   We note your response to our prior comment 5. Please balance your disclosure to describe the material risks you retain or assume under the ACMI/Wet Lease charter operations.

Location of Operations Bases, page 5

2.   We note your response to our prior comment 7 and revised risk factor disclosure. Please
      revise this section to clarify that while the Airport Use Agreement with Miami
      International Airport permits operating charter flights out of Concourse E, it does
      not guarantee availability of boarding gates or landing slots at that airport.

Risk Factors
We must obtain additional financing to complete the FAA certification process, page 25

3.   Please reconcile your revised disclosure on page 4 that GlobalX currently has over $10
      million in available cash along with $2 million in deposits and prepaids, and that these
      cash amounts are sufficient available capital to achieve the milestones referenced in that
      section, with your risk factor disclosure on page 25 that you must obtain additional
      financing to complete the FAA certification process.

Description of Capital Stock, page 81

4.   Please disclose all material terms regarding the voting rights, dividend rights and
      conversion rights of the Class A Non-Voting Common Stock and Class B Non-Voting
      Common Stock. In that regard, we note the rights set forth in Article IV of the Amended
      and Restated Certificate of Incorporation filed as Exhibit 3.1.

Selling Stockholders, page 89

5.   With respect to the shares in the table to be resold by Ascent Global Logistics, Inc. and
      Cordia Management Inc., please revise to clarify which shares are being offered for resale
      pursuant to this prospectus, and which shares will be beneficially owned after the offering.
      In that regard, it appears that there is a typographical error with respect to the placement
      of the related data in the selling stockholders table.

Note 3 Deferred Financing Fee, page F-34

6.   We note that you expanded your accounting policy note to include a definition of foreign
      currency transactions in response to prior comment 25. We had previously observed that
      your CAD dollar denominated note was reported on your balance sheet at $1,570,800 as
      of both December 31, 2020 and March 31, 2021, which seems to imply that either 1) there
      was no change in the US/CAD dollar exchange rate during the quarter ended March 31,
      2021, or 2) that an entry to record the foreign currency gain or loss for the three months
      ended March 31, 2021 was omitted.

      However, on page 37 you state that "The Company recorded a foreign exchange gain for
      the three months ended March 31, 2021 in the amount of $136,808, compared to $Nil for
      the three months ended March 31, 2020." Please provide us with details regarding the
      composition of the foreign currency transaction gain reported in MD&A and explain why
      your CAD dollar denominated liability does not appear to have been adjusted pursuant to

FASB ASC 830-25-1 and 2.

Note 10 Share Capital and Additional Paid-In Capital Authorized, page F-37

7. We note your response to prior comment 26 and disclosures on pages F-13 stating "the Company recognized the issuance of the restricted and unregistered share capital based on the assumption of net monetary liabilities, along with a recapitalization. On the date of the Transaction, net liabilities of $779,984 were assumed." You also state "At the time of the merger Canada Jetlines had a working capital deficit of $566,746 and Global Crossing Airlines had a zero working capital deficit. Assets consisted of cash on hand and liabilities primarily related to vendor payables and loans payable to related parties." However, it remains unclear how the net liabilities assumed reconciles to the $1,286,533 debit to APIC, and it is unclear which entity you are referring to with the last sentence cited above.

    On page F-20 you also state that "The consolidation resulted in each shareholder of the Company receiving one post-consolidation share for every ten pre-consolidation common shares held, for a total of 8,529,853 common shares." However, on page F-6 you report 8,482,990 shares deemed to be issued from the standpoint of Global USA, i.e. representing the outstanding share capital of the legal entity prior to the transaction.

    Please further revise your disclosures to resolve these inconsistencies and to include details sufficient to understand how the net liability position of Canada Jetlines, Ltd. is reflected in your equity adjustment. Please also submit for our review a reconciliation between the individual assets and liabilities recognized and those reflected in the capital deficit of CAD$ 1,417,114 reported by this entity on SEDAR as of March 31, 2020, and explanations for all material variations.

Exhibits

8. Please file as an exhibit the Certificate of Designations, Powers, Preferences and Rights for the Class A Non-Voting Common Stock that you reference on page 47.

    You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Martin T. Schrier